UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for July, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | PROGRESS WITH ASSET SALES
AND FURTHER CAUTIONARY ANNOUNCEMENT

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

PROGRESS WITH ASSET SALES AND FURTHER CAUTIONARY ANNOUNCEMENT

ESCRAVOS GAS-TO-LIQUIDS (GTL)

Sasol and Chevron have signed an agreement that will result in Sasol selling its indirect beneficial interest in the Escravos GTL (EGTL) plant in Nigeria to Chevron. The transaction will release Sasol from associated company guarantees and other obligations. Sasol will continue to support Chevron in the performance of the EGTL plant through ongoing catalyst supply, technology and technical support.

The transaction has an agreed economic effective date of 1 September 2019.
EXPLOSIVES JOINT VENTURE

In October 2019 Sasol announced its intention to form a new explosives partnership with Enaex
S.A. Sasol has concluded the transaction to sell a 51% share in the business to Enaex, and on
1 July 2020, Enaex Africa in association with Sasol, will officially start operating in South Africa and on the African Continent.

These transactions form part of Sasol’s accelerated divestment programme to streamline our portfolio by focusing on core assets, which will enable Sasol’s repositioning over the following
24 months.

OTHER DIVESTMENTS

Divestment processes are well underway with respect to Sasol’s equity interests in the
Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO) pipeline and the
Central Termica de Ressano Garcia (CTRG) gas-fired power plant in Mozambique, and partnering discussions in relation to the Base Chemicals assets in the USA are far advanced.
Further updates on these and other disposals will be provided as and when appropriate.

FURTHER CAUTIONARY ANNOUNCEMENT

Sasol refers to the cautionary announcements released on the Stock Exchange News Service on 17 March 2020 and 31 March 2020, outlining a comprehensive response strategy designed to mitigate the impact of COVID-19 and a lower oil price. The strategy includes a cash conservation programme, an accelerated and expanded asset disposal programme, as well as a potential rights issue of up to US$2 billion which remains subject to the progress of other initiatives.

Sasol shareholders are advised that implementation of the response strategy is underway, the outcome of which may have a material effect on the price of the Company’s securities.
Accordingly, shareholders are advised to continue exercising caution when dealing in the
Company’s securities until full announcements on the asset disposal programme and the potential rights issue are made.

1 July 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as “believe”,
“anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”,
“forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 July 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Company Secretary Title: